UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Emmis Communications Corporation

(Name of Issuer)

6.25% Series A Cumulative Convertible Preferred Stock
(Class A Common Stock, par value $0.01 per share)

(Title of Class of Securities)

291525202
(291525103)

(CUSIP Number)

Marten Hirsch First Derivative Traders LP 1319 Rutland Lane Wynnewood, PA 19096 610.570.7746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291525202

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Derivative Traders LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500 (1) 13,420 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,500 (1) 13,420 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500 (1) 13,420 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (4) 0.04% (5)
14	TYPE OF REPORTING PERSON BD

CUSIP No. 291525202

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Derivative Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500 (1) 13,420 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,500 (1) 13,420 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500 (1) 13,420 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (4) 0.04% (5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 291525202

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marten Hirsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500 (1) 13,420 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,500 (1) 13,420 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500 (1) 13,420 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (4) 0.04% (5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 291525202

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sherman Frager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500 (1) 13,420 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,500 (1) 13,420 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500 (1) 13,420 (2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (4) 0.04% (5)
14	TYPE OF REPORTING PERSON IN

FOOTNOTES:

(1) The Reporting Person beneficially owns 5,500 shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”), which are convertible as of the date of this Schedule 13D into 13,420 shares of Class A Common Stock (the “Common Stock”). The calculation of percentage ownership of the Preferred Shares is based upon 2,612,420 outstanding Preferred Shares as of December 1, 2011 as disclosed in the Issuer’s TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) filed on December 1, 2011. The issuer’s assertion that there are 2,612,420 outstanding Preferred Shares assumes that the shares purchased by the Issuer pursuant to the Total Return Swap Transactions remain outstanding, which may not be the case.  Until the Preferred Shares are converted, the Reporting Persons do not have any sole or shared voting or dispositive power over any shares of Common Stock.

(2) Each Preferred Share currently is convertible into 2.44 shares of Common Stock. Accordingly, as of the date of this Schedule 13D, the 5,500 Preferred Shares beneficially owned by the Reporting Persons are convertible into approximately 13,420 shares of Common Stock

(3) The Preferred Shares included in #11 exclude the Preferred Shares held by the other parties to the Lock-Up Agreement described in Item 4 and attached as an Exhibit to this initial 13D filing. The aggregate Preferred Shares held by the parties to the Lock-Up Agreement as of the date of this filing is 809,440 which represents 30.98% of the outstanding Preferred Shares. This calculation assumes that the shares purchased by the Issuer pursuant to the Total Return Swap Transactions are treated as outstanding, which may not be the case. If the Preferred Shares that were purchased by the issuer in the Total Return Swap Transactions are treated as redeemed or otherwise not eligible to be voted, then the aggregate beneficial ownership of the parties to the Lock-Up Agreement would represent 71.77% of the Preferred Shares.

The Preferred Shares held by the parties to the Lock-Up Agreement are, in the aggregate, convertible into 1,975,033 shares of Class A Common Stock, which represents 5.57% of the outstanding shares of Class A Common Stock.

The foregoing percentage is based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 13, 2011, plus 1,975,033 Class A Common Stock that would be issued upon conversion of the 809,440 Preferred Shares beneficially held by the parties to the Lock-Up Agreement.

(4) Based on 2,612,420 Preferred Shares outstanding as of December 1, 2011 as disclosed in Schedule TO-1/A filed by the Issuer on December 12, 2011 (“Schedule TO-1/A”).

(5) Based on 33,459,861 shares of Class A Common Stock outstanding as of October 6, 2011, as disclosed in the Issuer’s most recent Form 10Q filed with the SEC on October 13, 2011, plus 1,975,033 Class A Common Stock that would be issued upon conversion of the 809,440 Preferred Shares beneficially held by the parties to the Lock-Up Agreement.

Item 1.	Security and Issuer.

This Schedule 13D relates to 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”) and the Class A Common Stock, par value $0.01 per share (the “Common Stock”) of Emmis Communications Corporation, an Indiana corporation (the “Issuer” or “Emmis”). The address of the executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.

Item 2.	Identity and Background.

(a)	Name of Persons Filing

This Schedule 13D is being filed by:
(i)	First Derivative Traders, LP, a Pennsylvania limited partnership (the “Fund”), with respect to shares of 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”) directly owned by it
(ii)	First Derivative Management, LLC, a Pennsylvania limited liability company (the “General Partner”), which serves as the general partner of the Fund, with respect to the Preferred Shares directly owned by the Fund;
(iii)	Mr. Sherman Frager (“Mr. Frager”) who serves as a managing member of the General Partner with respect to the Preferred Shares directly owned by the Fund;
(iv)	Mr. Marten Hirsch (Mr. Hirsch”) who serves as a managing member of the General Partner with respect to the Preferred Shares directly owned by the Fund.

The Fund, the General Partner, Mr. Frager and Mr. Hirsch are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Residence or business address

The principal address of each of the Reporting Persons is 1319 Rutland Lane, Wynnewood, PA 19096

(c)	Present Principal Occupation

The General Partner has sole and complete discretionary authority to manage the investments of the Fund. Mr. Frager and Mr. Hirsch are the co-owners and managing members of the General Partner. Shares of common stock represent shares that would be issued upon conversion of the Preferred Shares that are held at the Fund.

Item 3.	Source and Amount of Funds or Other Consideration.

The Fund is a private investment partnership, the sole general partner of which is the General Partner. The General Partner has the power to vote and dispose of the securities owned by the Fund, including discretionary authority with regards to acquiring the Preferred Shares beneficially held by the Reporting Persons,. Mr. Frager and Mr. Hirsch share investment management duties and have investment authority over the assets of the Fund in their capacity as managing members of the General Partner. The Fund purchased the Preferred Shares of the Issuer as identified in Item 5 below in 2008 or 2009 for a nominal aggregate purchase price of less than $20,000.   No payments were made to or by any of the Reporting Persons in connection with the Lock-Up Agreement described in Items 4 of this Schedule 13D.

Item 4.	Purpose of Transaction.

The Fund bought the Preferred Shares described herein for investment purposes approximately 4  years ago.  We continue to hold them for such purpose.  We decided to join the lock-up group because we were outraged that the Issuer was was suggesting that it will try to eliminate the cumulative rights of the Preferred Shares thereby all but making these preferred shares worthless.  This threat by the Issuer to strip the Preferred Shares of their cumulative rights undermines both the spirit and letter of corporate governance laws and practices.

On December 12, 2011 Zazove Associates, LLC, Corre Opportunities Fund, L.P., Kevan A. Fight and DJD Group, LLLP (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, not to sell, assign, transfer, hypothecate or otherwise dispose of, directly or indirectly, including, without limitation, by any “total return swap” arrangement or derivative transaction, or any other agreement, arrangement or understanding which could cause the ability to direct the vote of the Preferred Shares to be transferred or otherwise restricted, (i) any Preferred Shares or (ii) any option, interest in or right to acquire any Preferred Shares, in either case absent the prior written consent of at least two Locked-Up Holders that hold at least two thirds of the Preferred Shares subject to the Lock-Up Agreement and unless the transferee thereof agrees in writing to be bound by the terms of the Lock-Up Agreement by executing and delivering a joinder to all Locked-Up Holders.

On January 20, 2012, First Derivative Traders LP joined the Lock-Up Agreement.

The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement, a copy of which is filed herewith as an Exhibit and is hereby incorporated herein by reference.

The Reporting Persons acquired beneficial ownership and continue to beneficially hold the shares reported herein for investment purposes. The Locked-Up Holders may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding the Preferred Shares of  the Issuer, but First Derivative Traders will not be actively involved in these discussions due to the small number of shares which it owns. Depending on market conditions and other factors that the Reporting Persons may deem material to its investment decisions, the Reporting Persons may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 5,500 shares of 6.25% Series A Cumulative Convertible Preferred Stock (“Preferred Shares”), representing approximately 0.2% of the outstanding Preferred Shares, which is based upon 2,612,420 outstanding Preferred Shares as of December 1, 2011 as disclosed in the Issuer’s TENDER OFFER STATEMENT UNDER SECTION 14 (D)(1) OR 13 (E)(1) filed on December 1, 2011. The Issuer’s assertion that there are 2,612,420 outstanding Preferred Shares assumes that the shares purchased by the Issuer pursuant to the Total Return Swap Transactions remain outstanding, which may not be the case. Because the Preferred Shares are currently convertible into shares of Common Stock, the Reporting Persons also are deemed under Rule 13-d-3(d)(1)(i)(B) of the Exchange Act to have beneficial ownership of the shares of Common Stock issuable upon conversion of the Preferred Shares. Each Preferred Share currently is convertible into 2.44 shares of Common Stock. Accordingly, as of the date of this Schedule 13D, the 5,500 Preferred Shares beneficially owned by the Reporting Persons are convertible into approximately 13,420 shares of Common Stock, representing 0.04% of the 33,901,605 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act (based on 33,503,666 shares of Common Stock as disclosed as outstanding in the Issuer’s Offer to Purchase included as an Exhibit to its Schedule TO-1/A filed with the Securities and Exchange Commission on December 1, 2011).

(b) The Reporting Persons have sole voting and dispositive power with regard to the Preferred Shares that are beneficially held by the Reporting Persons.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than the Lock-Up Agreement, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1. Lock-Up Agreement dated December 12, 2011 between Corre Opportunities, LP and the other parties signatory thereto, filed with the initial filing of the Reporting Persons’ Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2012

/s/ Marten Hirsch
Signature

Marten Hirsch, Managing Member of First Derivative Management LLC, the General Partner of First Derivative Traders LP
Name / Title